SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 20, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated July 20, 2007 regarding “Second Quarter Report 2007”.

Second quarter report 2007 July 20, 2007

[Ericsson discloses the information provided herein pursuant to the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. The information was submitted for publication at 07.30 CET, on July 20, 2007.]

Ericsson reports continued solid performance

•	Net sales SEK 47.6 (44.0) b. in the quarter, up 8%, SEK 89.8 (83.2) b. first six months1)

•	Operating income SEK 9.3 (8.3) b. in the quarter, up 12%, SEK 17.4 (14.9) b. first six months

•	Operating margin 19.4% (18.4%) in the quarter, 19.4% (17.6%) first six months

•	Cash flow from operations SEK 4.2 (0.2) b. in the quarter, SEK 8.8 (2.6) b. first six months

•	Net income SEK 6.4 (5.7) b. in the quarter, up 12%, SEK 12.2 (10.3) b. first six months2)

•	Earnings per share SEK 0.40 (0.36) in the quarter, up 11%, SEK 0.77 (0.65) first six months2)

CEO COMMENTS

“We continue to outpace the market,” said Carl-Henric Svanberg, President and CEO of Ericsson (NASDAQ:ERIC). “Sales showed an encouraging year-over-year increase this quarter, primarily driven by Asia Pacific. Europe, Middle East and Africa were softer while we see improving trends in the Americas. Margins were stable with improved cash generation.

The total number of mobile subscriptions has now reached three billion, a milestone for our industry. GSM shipments reach new record levels every quarter and we continue to see growing demand for mobile and fixed broadband. We see dramatic data traffic increases in the HSPA networks that we monitor.

We have strengthened our position through the recent acquisitions, and the announced IP broadband agreement with AT&T was a breakthrough in the North American market, confirming our strong offering in next-generation networks.

Our services business continues to expand faster than the market and several managed services contracts will start to be revenue generating in coming quarters. We are in a start-up phase in multimedia, where sales and margins will vary. Tandberg Television is now part of our group and will add significant strength. On the handset side, Sony Ericsson had another quarter of strong performance and market share increase.

In the ongoing industry consolidation we are expanding our footprint in mobile as well as fixed communications. Our scale advantage from over 40% market share in GSM and WCDMA is obvious and enables technology leading and affordable solutions to an expanding and increasingly demanding market,” concluded Carl-Henric Svanberg.

FINANCIAL HIGHLIGHTS

Income statement and cash flow

	Second quarter			First quarter		Six months
SEK b.	2007	20062)	Change	2007	Change	2007	20062)	Change
Net sales, excl. divested operations	47.6	44.0	8%	42.2	13%	89.8	83.2	8%
Net sales	47.6	44.8	6%	42.2	13%	89.8	84.3	6%
Gross margin	43.0%	42.6%	—	43.0%	—	43.0%	43.0%	—
EBITDA margin	23.9%	22,3%	—	23.8%	—	23.8%	22.0%	—
Operating income	9.3	8.3	12%	8.2	14%	17.4	14.9	17%
Operating margin	19.4%	18.4%	—	19.3%	—	19.4%	17.6%	—
Operating margin ex Sony Ericsson	16.4%	16.3%	—	15.5%	—	16.0%	15.7%	—
Income after financial items	9.3	8.3	12%	8.3	12%	17.5	15.0	17%
Net income2)	6.4	5.7	12%	5.8	10%	12.2	10.3	18%
Cash flow from operations	4.2	0.2	—	4.6	—	8.8	2.6	—
EPS, SEK2)	0.40	0.36	11%	0.37	8%	0.77	0.65	18%

1)	Excludes sales from the in 2006 divested defense business, Ericsson Microwave systems.
2)	Attributable to stockholders of the parent company, excluding minority interest.

The second quarter year-over-year sales increase of 8% was driven by organic growth and acquired sales. Organic growth amounted to 6%. The USD has continued to weaken and affected sales growth negatively.

Gross margin was stable sequentially and up 0.4%-points year-over-year. The operating margin increased sequentially, excluding Sony Ericsson, as a result of increased sales and continued focus on operational excellence, including a completed streamlining of the former Marconi operations. Sony Ericsson’s pre-tax profit was down sequentially but was flat when adjusted for increased royalty fees to the parent companies.

Cash flow from operating activities reached SEK 4.2 (0.2) b., a year-over-year improvement.

Balance sheet and other performance indicators

	Six months	Three months	Full year
SEK b.	2007	2007	2006
Net cash	16.1	29.1	40.7
Interest-bearing provisions and liabilities	32.6	22.6	21.6
Trade receivables	55.3	52.4	51.1
Days sales outstanding	106	107	85
Inventory	24.6	24.1	21.5
Of which work in progress	14.1	14.9	14.2
Inventory turnover	4.4	4.2	5.2
Customer financing, net	3.7	3.8	3.7
Return on capital employed	24.2%	23.8%	27.4%
Equity ratio	54.4%	56.6%	56.2%

Deferred tax assets decreased in the quarter by SEK 1.4 b. to SEK 12.7 (14.1) b.

Working capital increased by SEK 7.8 b. in the quarter. This increase reflects the continued growth of turnkey projects in emerging markets.

During the quarter, approximately SEK 1.3 b. of provisions was utilized to cover costs incurred of which the majority was related to previously announced restructuring programs and ongoing product related commitments. New net provisions of SEK 0.1 b. have been made in the quarter.

SEGMENT RESULTS

	Second quarter			First quarter		Six months
SEK b.	20071)	20062)	Change	20071)	Change	20071)	20062)	Change
Networks sales	33.7	31.4	7%	29.3	15%	63.0	59.5	6%
Of which network rollout	4.3	3.4	26%	3.8	15%	8.1	7.4	10%
Operating margin	19%	19%	—	17%	—	18%	18%	—
Professional Services sales	10.3	9.2	11%	9.5	8%	19.8	17.5	13%
Of which managed services	2.9	2.4	21%	2.6	12%	5.5	4.7	16%
Operating margin	15%	16%	—	15%	—	15%	15%	—
Multimedia sales	3.6	3.4	6%	3.4	8%	7.0	6.2	12%
Operating margin	0%	1%	—	8%	—	4%	2%	—

Total sales	47.6	44.0	8%	42.2	13%	89.8	83.2	8%
Of which mobile systems	32.7	30.9	6%	28.4	15%	61.1	57.6	6%

1)	Acquired companies are included from date of acquisition.
2)	Excludes sales from the in 2006 divested defense business, Ericsson Microwave Systems.

Networks

The 7% year-over-year sales increase in Networks was driven by a 6% growth in mobile systems. Operating margin increased sequentially due to higher volumes and tight cost control. Fixed networks showed even higher growth, also excluding the acquisition of Redback. The supply chain restructuring of optical transmission is done, which completes the integration of former Marconi products.

The demand for GSM continues with new delivery records and during the quarter Ericsson delivered its millionth GSM base station. Growth is primarily driven by new network deployments and capacity expansions in high-growth markets. Basically all WCDMA network rollouts are HSPA-enabled. Upgrades are ongoing in previously deployed WCDMA networks, laying the foundation for the accelerated migration to mobile broadband.

The combination of Redback and Ericsson’s global sales organization is generating considerable business opportunities and several new contracts have been announced. We have completed the first critical integration phase, including leveraging Ericsson’s supply chain capabilities, and we are now entering the next phase, which includes the alignment of sales channels.

Professional Services

Sales in Professional Services grew by 11% year-over-year and continue to outpace the market. Growth in local currencies amounted to 14%. Growth was slower in network design and systems integration. The high activity level in previous quarters has now translated into increased network rollout activities, reported in Networks. Operating margin was stable.

Managed services grew by 21%, or 24% in local currencies, and recent key wins confirm our strong lead. A new agreement with Oi in Brazil, as well as earlier announced agreements with Orange in the Netherlands and Belgium, Vodafone and KPN in the Netherlands, and the European-wide spare part contract with Vodafone, will start to contribute to sales in the third quarter. Ericsson is managing networks that together serve more than 135 million subscribers worldwide.

Multimedia

Growth was 6% year-over-year. We continue to build a strong position in this growing business segment. As previously indicated, Multimedia sales will vary between quarters. Sales, excluding Tandberg Television, were down sequentially, affected by timing of completion of several larger revenue management projects. Operating margin was negatively affected as a result.

During the quarter, Mobeon and Drutt were acquired and a public offer was made for LHS, a world leader in post-paid billing systems. Tandberg Television is consolidated from May 2007. During the quarter, Tandberg secured new contracts from broadcasters and operators who are launching IPTV, HDTV and on-demand interactive video services.

Sony Ericsson Mobile Communications

For information on transactions with Sony Ericsson Mobile Communications, please see Financial statements and Additional information.

	Second quarter			First quarter		Six months
EUR m.	2007	2006	Change	2007	Change	2007	2006	Change
Number of units shipped (m.)	24.9	15.7	59%	21.8	15%	46.7	29.0	61%
Average selling price (EUR)	125	145	-14%	134	-7%	129	147	-12%
Net sales	3,112	2,272	37%	2,925	6%	6,037	4,264	42%
Gross margin	29.5%	28.5%	—	30.3%	—	29.9%	27.4%	—
Operating margin	10.1%	8.9%	—	11.8%	—	11.0%	8.1%	—
Income before taxes	327	211	55%	362	-10%	689	362	90%
Net income	220	143	54%	254	-13%	474	252	88%

Sony Ericsson continued to show profitable growth and market share gains. The company continued to strengthen its product line by announcing a large number of new products across a variety of price points, including the K850, a HSPA, 5 mega-pixel, flag-ship, Cyber-shot phone, and the W960, a high-end Walkman phone with 8 GB of on-board storage.

Sony Ericsson is building premium positions also in the low- and mid-tier segments. The volumes increased faster in these segments, resulting in a decline in average selling price. The underlying gross margin, when adjusted for increased parent company royalties, was stable.

Ericsson’s share in Sony Ericsson’s income before tax was SEK 1.5 (1.0) b. in the quarter.

REGIONAL OVERVIEW

	Second quarter			First quarter		Six months
Sales, SEK b.	2007	20061)	Change	2007	Change	2007	20061)	Change
Western Europe	12.4	12.4	0%	12.5	-1%	24.9	23.7	5%
Central and Eastern Europe, Middle East and Africa	11.5	11.5	0%	11.0	4%	22.5	20.8	8%
Asia Pacific	16.6	12.6	32%	12.3	36%	28.9	22.3	30%
Latin America	4.1	3.8	7%	3.3	23%	7.4	7.5	-1%
North America	3.0	3.7	-18%	3.1	-3%	6.1	8.9	-31%

1)	Excludes sales from the in 2006 divested defense business, Ericsson Microwave Systems.

The market in Western Europe was soft. This development is primarily a result of ongoing operator consolidation in Italy and shared networks discussions in UK, putting investment decisions on temporary hold.

A 3G/HSPA contract was signed with Vodafone Spain. Other significant contracts were announced with Telefónica Deutschland and Wind in Italy. New managed services contracts were announced with Vodafone and KPN in the Netherlands.

In Central and Eastern Europe, Middle East and Africa, the high business activity continues, but the large new network rollouts and expansion projects create sales fluctuations between quarters. A number of new contracts have been awarded in the quarter, especially in the Middle East, and major rollouts continue in sub-Sahara. GSM sales to Russia are lower while 3G preparations are ongoing.

Asia Pacific’s sales development was very strong and primarily driven by continued expansions in China, India, Bangladesh, Japan and South East Asia. A USD 1 billion GSM expansion agreement with China Mobile was signed. New GSM business with Orascom in Bangladesh was awarded. A USD 2 billion contract, Ericsson’s largest to date, has been signed with Bharti Airtel for GSM/EDGE network infrastructure.

Latin America is recovering as expected. Sales during the quarter were mainly driven by GSM rollouts and expansions in most markets, however, Brazil and Mexico are still slow. 3G rollouts are accelerating throughout the region.

In North America, the sales gap versus last year is closing. HSPA is now available in more than 165 AT&T markets, the demand is strong and rollout continues. During the quarter, an agreement was reached with AT&T for their “U-verse” IP broadband rollout. This was a breakthrough for Ericsson in next-generation networks and a vote of confidence in our expanded product portfolio and capabilities.

MARKET DEVELOPMENT

Growth rates based on Ericsson and market estimates.

Fixed and mobile traffic accelerates due to increased coverage, usage and new multimedia services. Operator investments in infrastructure equipment over the long-term should continue to grow along historical trends of mid- to high-single digits. Infrastructure investments vary over time and between regions depending on regulatory developments, license awards and new technology deployments.

Mobile subscriptions grew with some 140 million in the quarter to 3 billion, ahead of previous estimates. 2.6 billion are GSM/WCDMA subscriptions. 135 million are WCDMA subscriptions, growing by 17 million in the quarter. There are 164 WCDMA networks in 73 countries, of which 117 are upgraded to HSPA services.

Data traffic in mobile networks accelerates and HSPA has generated a dramatic step up in data traffic. In networks we monitor data traffic has doubled the last six months.

In the twelve-month period ending March 31, 2007, fixed broadband connections grew by 17 million per quarter, to a total of approximately 300 million.

Growth both within the mobile systems market and the fixed infrastructure market in the twelve-month period ending March 31, 2007 is estimated to have been mid-single digit. IP broadband and optical transmission related products showed the strongest development.

The telecom services market in the twelve-month period ending March 31, 2007, is estimated to have shown good growth with managed services being the fastest growing area. Within the emerging multimedia market, growth has accelerated but with large variations between different market segments.

MARKET OUTLOOK FOR MOBILE INFRASTRUCTURE AND SERVICES

All estimates are measured in USD and refer to market growth compared to previous year.

For 2007 we continue to believe that the GSM/WCDMA track within the global mobile systems market, measured in USD, will continue to show mid-single digit growth.

We also continue to believe that the addressable market for professional services is expected to show good growth in 2007.

With our technology leadership and global presence we are well positioned to take advantage of these market opportunities.

PARENT COMPANY INFORMATION

In accordance with new Swedish reporting requirements for listed companies, effective July 1, 2007, additional information for the parent company is to be included in the six- and twelve-month period reports.

Net sales for the six-month period amounted to SEK 1.7 (1.3) b. and income after financial items was SEK 8.3 (6.6) b. Patent license fees have been included in net sales from 2007, instead of in other operating revenues, and 2006 has been restated accordingly.

Major changes in the Parent Company’s financial position for the six-month period include: increased investments in subsidiaries of SEK 27.6 b., mostly attributable to the Tandberg, Redback and Entrisphere acquisitions and the future acquisition of LHS; decreased other current receivables of SEK 3.2 b.; decreased cash and bank and short-term investments of SEK 17.4 b., mainly related to the acquisitions mentioned, payment of dividend for 2006 of SEK 7.9 b. to shareholders and cash from new non-current borrowings; increased notes and bond loans by SEK 11.1 b. through a new bond issue program; current and non-current liabilities to subsidiaries decreased by SEK 7.6 b.

As per June 30, 2007, cash and bank and short-term investments amounted to SEK 36.6 (54.0) b.

Major transactions and balances with related parties include the following with Sony Ericsson Mobile Communications: revenues of SEK 1,214 (448) m.; liabilities of SEK 933 (1) m.; dividend of SEK 2,561 (1,160) m.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 4,059,795 shares from treasury stock were sold or distributed to employees during the second quarter. The holding of treasury stock at June 30, 2007 was 242,579,010 Class B shares.

OTHER INFORMATION

Extraordinary General Meeting

At the Extraordinary General Meeting (EGM) on June 28, the EGM resolved to implement a long-term variable compensation program 2007 (LTV 2007). The LTV 2007 is based on the same principles as the long-term incentive plan 2006 and covers all employees through three different programs.

Acquisitions and public offerings

On June 5, Ericsson announced a voluntary public cash offer to acquire LHS AG for approximately EUR 310 m. The company employs around 550 people and has its headquarters in Frankfurt. Sales amounted to EUR 71.6 m. in 2006 with strong sales momentum.

On June 27, the acquisition of Drutt Corporation was closed. Drutt is a leading provider of service delivery platform solutions with operations in Sweden, China, Canada and Mexico and employs around 85 people.

Credit rating

On May 14, Moody’s Investors Service upgraded Ericsson’s long-term debt ratings to Baa1 from Baa2 and affirmed the Company’s Prime 2 short-term debt ratings. According to Moody’s, the upgrade was based on Ericsson’s growing track record of robust profitability and very conservative financial structure.

On June 15, Standard & Poor’s upgraded Ericsson’s credit rating two notches to BBB+/A-2 from BBB-/A-3. The upgrade is predicated on Standard & Poor’s expectations that Ericsson will continue to benefit significantly from the expansion of the global mobile systems market, thanks to its leading market positions in key second and third generation mobile network systems technologies and its low cost breakeven point. Standard & Poor’s said that the rating reflects Ericsson’s remarkably strong capital structure and liquidity position.

Funding program

In the quarter, Ericsson completed a multi-currency bond issue program of SEK 11.1 b. The proceeds of the offering are mainly intended for the re-financing of existing loans.

On July 16, Ericsson signed a new seven-year USD 2 b. committed back-up facility with its core group of banks, which replaces the existing USD 1 b. five-year back-up facility.

New information sections

In accordance with new Swedish reporting requirements for listed companies, effective July 1, 2007, two additional sections have been added to the report for the six-month period; Assessment of risk environment and Board assurance. The full Board is also required to sign the six-month interim report. The same requirements apply to the report for the twelve-month period.

Assessment of risk environment

We have reviewed Ericsson’s operational and financial risk factors and exposures as described under “Risk factors” in our 2006 Annual Report and have determined that the risk environment has not materially changed. However, the increased activities related to the new Multimedia segment may result in a more volatile quarterly sales pattern. Specific additional risks for the near term are associated with the acquisitions made during 2007, as a timely and effective integration of these is essential to make them accretive as planned.

Risk factors and exposures in focus for the Parent Company and the Ericsson Group for the forthcoming six-month period include: changes in foreign exchange rates, in particular a continued weakness or further deterioration of the USD/SEK rate; increases in interest rates and the potential effect on our customers’ willingness to invest in network development; effects of the ongoing industry consolidation among our customers as well as between our largest competitors; an increased volume of turn-key projects, which may result in working capital build-up which in turn puts pressure on our cash conversion rate.

Ericsson conducts business in certain countries subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to certain customers with multi-country operations puts demands on us to support them in all of their markets.

Please further refer to Ericsson’s Annual report 2006 to learn more about our risks and uncertainties along with our strategies and tactics to mitigate the risk exposures or limit unfavorable outcomes which remains valid also for 2007.

BOARD ASSURANCE

The Board of Directors and the CEO certify that the half-yearly financial report gives a fair review of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, July 20, 2007

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Sverker Martin-Löf	Michael Treschow	Marcus Wallenberg
Deputy chairman	Chairman	Deputy chairman

Nancy McKinstry	Sir Peter L. Bonfield	Anders Nyrén
Member of the board	Member of the board	Member of the board

Börje Ekholm	Ulf J. Johansson	Katherine Hudson
Member of the board	Member of the board	Member of the board

Torbjörn Nyman	Monica Bergström	Jan Hedlund
Member of the board	Member of the board	Member of the board

Carl-Henric Svanberg
Member of the board and
President and CEO

REVIEW REPORT

We have reviewed this report for the period January 1 to June 30, 2007, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, July 20, 2007

PricewaterhouseCoopers AB

Bo Hjalmarsson	Peter Clemedtson
Authorized Public Accountant	Authorized Public Accountant
Lead partner

Date for next report: October 25, 2007

EDITOR’S NOTE

To read the complete report with tables, please go to:

www.ericsson.com/investors/financial_reports/2007/6month07-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), July 20.

An analyst and media conference call will begin at 14.00 (CET).

Live audio webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President,	Glenn Sapadin,
Communications	Investor Relations,
Phone: +46 8 719 4044	North America
E-mail: investor.relations@ericsson.com or	Phone: +1 212 843 8435
press.relations@ericsson.com	E-mail: investor.relations@ericsson.com

Investors	Media
Gary Pinkham, Vice President,	Åse Lindskog, Vice President,
Investor Relations	Head of Media Relations
Phone: +46 8 719 0000	Phone: +46 8 719 9725, +46 730 244 872
E-mail: investor.relations@ericsson.com	E-mail: press.relations@ericsson.com

Susanne Andersson,	Ola Rembe, Vice President
Investor Relations	Phone: +46 8 719 9727, +46 730 244 873
Phone: +46 8 719 4631	E-mail:press.relations@ericsson.com
E-mail: investor.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 20, 2007